UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Application for Approval of Derivative Action

Item 1

Application for Approval of Derivative Action

Further to Note 6 of the Company’s Q3 2017 Financial Statements, the Company hereby reports that it has been served an application filed by a shareholder with the Tel Aviv District Court, seeking the Court’s approval to file suit on behalf of the Company as a derivative action against three current and former officeholders of its subsidiary, Dead Sea Works (“DSW”) (hereinafter: the “Application”).

The Application pertains to a judgment rendered in September 2017 (hereinafter: the “Judgment”) in a lawsuit filed by Maatz - Israel National Roads Company Ltd. (“Maatz”) against DSW, due to damages caused in the late 1990s and early 2000s to bridges in Israel, allegedly as a result of potash leaks from DSW trucks on their way to Eilat port. In October 2017 DSW filed an appeal of the Judgment with the Supreme Court, and Maatz filed a cross-appeal.

Within the Application, the Court is requested to determine that: (1) the officeholders breached their lawful duties to the Company and that they must compensate the Company in the amount of ILS 20 million, which is the amount imposed upon DSW in the said Judgment; (2) the Company is entitled to additional monetary compensation at the full amount of damages and expenses incurred by it as a result of any future lawsuit filed by Maatz with respect to damages caused to other bridges, to the extent such future lawsuit is filed.

The Company is studying the Application and considering its legal steps.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 18, 2018